Exhibit 1.01

Conflict Minerals Report

Macy's, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is May 29, 2015.

Unless the context indicates otherwise, the terms "Company," "we," "its," "us" and "our" refer to Macy's, Inc. and its consolidated subsidiaries. As used herein and in the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview; Applicability of the Conflict Minerals Rule to Our Company

We are an omnichannel retail organization operating stores, websites and mobile applications. As of April 4, 2015, we operated 885 stores in 45 states, the District of Columbia, Guam and Puerto Rico under the names of Macy's, Bloomingdale's, Bloomingdale’s Outlet and Bluemercury, as well as the macys.com, bloomingdales.com and bluemercury.com websites. We sell a wide range of merchandise, including apparel and accessories (men's, women's and children's), cosmetics, home furnishings and other consumer goods. We acquired Bluemercury, Inc. in March, 2015 and, therefore, it is not required to be covered by this filing.

In 2014, we purchased merchandise from approximately 3,600 suppliers. We do not manufacture any products. Many of the products that we sell are third party branded products that are available from many retailers, including our company, and are therefore not “in-scope” for purposes of our compliance with the Conflict Minerals Rule. In addition, we believe that most of our products do not contain any Conflict Minerals and, for those that do, Conflict Minerals content usually constitutes a small portion of the materials content of the products.

A portion of our products are private brand products, primarily consisting of apparel, accessories and home products. We have determined that we are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over the materials, parts, ingredients or components of some of our private brand products that contain Conflict Minerals. With respect to 2014, we sourced our private brand products from approximately 640 suppliers, or approximately 18%, of our total supplier base. The responses that we received from our private label suppliers in respect of 2014 indicated that only a small portion of these suppliers supplied us with products that were in-scope for our Conflict Minerals Rule compliance. See "Product Information" below for additional information concerning our in-scope products.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over them. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficultly identifying market participants upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our responsible sourcing values.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a "reasonable country of origin inquiry" ("RCOI").  We designed our RCOI in good faith to determine the origin of Conflict Minerals that are necessary to the functionality or production of products that we contract to manufacture.

Our outreach for 2014 included 640 suppliers that supplied our private-brand merchandise (we refer to our suppliers of private-brand merchandise, both in respect of 2014 and generally as "Suppliers").  The Suppliers identified 52 smelters and refiners that may be in our supply chain.  Based on our RCOI, we concluded that 31 of these smelters and refiners sourced entirely from outside of the DRC and its adjoining countries, including from recycled or scrap sources.  Our conclusions concerning mineral origin are based on information provided by a third-party information management service provider (the "Service Provider") that we used to complement our internal management processes.  Some of the RCOI and due diligence activities described in this Conflict Minerals Report were taken on our behalf by the Service Provider.

For 2014, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals in each of our in-scope products.  None of the necessary Conflict Minerals contained in the in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.  However, we did not conclude that any of our in-scope products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.

For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence.

Due Diligence Program Design

Design Framework

We designed our due diligence measures relating to Conflict Minerals in general conformance with the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Guidance").

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.  Selected elements of our program design are discussed below.  However, these are not all of the discrete procedures of the program that we have put in place to help ensure that the Conflict Minerals contained in our products are responsibly sourced.  The headings below conform to the headings used in the OECD Guidance for each of the five steps.  Selected due diligence measures that we took in respect of 2014 are discussed under "Due Diligence Program Execution."

1.            OECD Guidance Step One: "Establish strong company management systems"

a.            We have a task force that includes senior staff under the General Counsel charged with managing our Conflict Minerals compliance strategy.  The following functional areas are represented on the task force: Financial Reporting; Information Technology; Internal Audit; Legal; Overseas Offices; Quality Assurance/Product Integrity; Risk Management; and Social Compliance.  In addition, we include merchants and product development teams from all of our business divisions in the compliance process.

b.            We utilize specialist outside counsel and other consultants to advise us in connection with our Conflict Minerals Rule compliance.  In addition, we use the Service Provider to assist with our RCOI and due diligence, including to, on our behalf, (i) engage in supplier outreach and follow-up, (ii) validate supplier responses, (iii) identify risks based on smelter and refiner sourcing practices of suppliers and (iv) store records of due diligence processes, findings and resulting decisions on a computerized database.

c.             We use the Conflict Minerals Reporting Template (the "CMRT") developed by the Conflict-Free Sourcing Initiative (the “CFSI”) to determine the Suppliers that include Conflict Minerals in our private-label products and to identify smelters and refiners in our supply chain.

d.            We encourage participation in the multi-stakeholder initiatives relating to Conflict Minerals traceability and compliance of the following organizations, all of which we are members of:  the American Apparel and Footwear Association; the National Retail Federation; and the United States Fashion Industry Association.

e.            We maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.  We also have instructed the Service Provider to maintain our records in its possession for at least five years.

f.             We have both a corporate and a vendor Conflict Minerals Policy.  Our policies provide that we expect our Suppliers to seek minerals from sources that do not directly or indirectly contribute to the conflict in the DRC and its adjoining countries and require Suppliers to cooperate with us in the implementation and execution of our processes to comply with the Conflict Mineral Rule.  We communicate the corporate Conflict Minerals Policy internally to impacted personnel by e-mail and post it on our corporate Internet website at http://macysinc.com/social-responsibility/conflict-minerals-policy.  Our vendor Conflict Minerals Policy includes additional detail about the actions we expect our Suppliers to take with respect to Conflict Minerals Rule compliance.  We provide the vendor Conflict Minerals Policy to Suppliers.

g.            We have a mechanism at www.macysinc.com/contact-us that enables internal and external stakeholders to provide comments or questions, or register grievances, to us on various subjects, including with respect to the sourcing of Conflict Minerals contained in our products.

h.            We furnish new Suppliers with written communications discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements.  We also communicate to them our commitment to comply with the Conflict Minerals Rule and request that they sign an acknowledgment that they have reviewed our vendor Conflict Minerals Policy, understands its requirements and will comply with it.  In addition, new Suppliers that are not covered by our nominated trim supplier program are requested to provide us with a copy of their Conflict Minerals policy.  Company personnel review the policies and encourage new Suppliers with Conflict Minerals policies that do not include due diligence frameworks and management systems that are consistent with our responsible sourcing values to review the training and educational materials available to them and revise their policies and processes to better facilitate compliance.

i.              We furnish Suppliers with free access to the Conflict Minerals Resource Center site sponsored by seven industry associations and two service providers that provides, among other things, information and web-based training for suppliers with respect to the Conflict Minerals Rule and compliance requirements.

j.              Suppliers are required to source metal trim components from a CFSI-compliant nominated trim supplier list.  The trim program covers all zippers, all children’s press fasteners, and all other metal trim components for apparel, accessories, footwear, home textiles, and plush toys.

k.             Our private brand purchase order terms and conditions and certain testing and vendor standards manuals include a provision requiring Suppliers to acknowledge, accept and agree that all products supplied to us will be free of any Conflict Minerals sourced from mines, smelters or refiners that finance or benefit armed groups in the DRC or an adjoining country.

2.            OECD Guidance Step Two: "Identify and assess risk in the supply chain"

a.            Each year, the Service Provider requests that the Suppliers complete a CMRT.  Following the initial introduction to the Conflict Minerals compliance program and the CMRT information request, the Service Provider sends reminder emails to each non-responsive Supplier requesting completion of the CMRT.  The Service Provider contacts by phone the Suppliers who remain non-responsive to the email reminders.  When needed, the Service Provider obtains assistance from our personnel in reaching out to non-responsive Suppliers.

b.            The Service Provider, in conjunction with our personnel, reviews the completed responses received from Suppliers.  The Service Provider reviews the responses for plausibility, consistency and gaps as described in its procedures.  It follows up by email or phone with Suppliers that submit a response that triggers specified quality control flags.   Under the Service Provider's procedures, responses that do not identify a smelter or refiner, responses that indicate a sourcing location without supporting information, and organizations that are identified as smelters or refiners but were not identified as such by the CFSI trigger follow-up with either the Supplier or the smelter or refiner.

c.             If a Supplier is unable to provide information concerning the processors of Conflict Minerals in its supply chain, the Service Provider requests information on the Supplier's suppliers of products or components that may have required Conflict Minerals for their functionality or production (the "Tier 2 suppliers").  The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, are then contacted by the Service Provider and asked to complete a CMRT.  The Service Provider sends reminder emails to each non-responsive Tier 2 and subsequent tiers of suppliers requesting completion of the CMRT.  The Service Provider contacts by phone those suppliers who remain non-responsive to the email reminders.

d.            If a Supplier indicates that there is no Conflict Minerals content in the products that it supplied to us, a senior executive of the Supplier is requested to certify to that determination.

e.            To the extent that a completed response identifies a smelter or refiner, the Service Provider reviews this information against the list of compliant or the equivalent  smelters and refiners published in connection with the CFSI's Conflict-Free Smelter Program ("CFSP"), the London Bullion Market Association's ("LBMA") Good Delivery List and the Responsible Jewellery Council's ("RJC") Chain-of-Custody Certification.

f.             If a smelter or refiner identified by a Supplier is not certified as compliant or the equivalent by an independent third-party, the Service Provider attempts to contact that smelter or refiner by email or phone to gain information about its sourcing practices and to determine whether that smelter or refiner obtained the Conflict Minerals it processed from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.  Internet research also is performed by it to determine whether there are any outside sources of information regarding the smelter’s or refiner’s sourcing practices.

3.            OECD Guidance Step Three: "Design and implement a strategy to respond to identified risks"

a.             Our Conflict Minerals task force reports the findings of its supply chain risk assessment to our General Counsel.

b.            Under our risk mitigation strategy, we take such risk mitigation efforts as we deem to be appropriate based on the findings of our supply chain risk assessment.  Our risk mitigation efforts are determined by the particular facts and circumstances and risks identified.

4.             OECD Guidance Step Four: "Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain"

In connection with our due diligence, we utilize information made available by the CFSP, LBMA and RJC concerning independent third-party audits of smelters and refiners.

5.             OECD Guidance Step 5: "Report on supply chain due diligence"

a.             We file a Form SD and Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.

b.             We include information regarding our Conflict Minerals sourcing in our Report on Social Responsibility, which we make publicly available on our website.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence in respect of 2014, we performed the following due diligence measures. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.             The Service Provider sent requests to 640 Suppliers to complete a CMRT.  The Service Provider sent reminder emails to each non-responsive Supplier requesting completion of the CMRT and attempted to contact by phone the Suppliers who remained non-responsive to the email reminders.  If a Supplier was still non-responsive, the Service Provider obtained assistance from our personnel in reaching out to the Supplier.  We received a response from over 90% of the Suppliers surveyed.

2.            The Service Provider, in conjunction with our personnel, reviewed the completed responses received from Suppliers.  The Service Provider reviewed the responses received from Suppliers for plausibility, consistency and gaps as described in its procedures.  It followed up by email or phone with Suppliers that submitted a response that triggered specified quality control flags.

3.            With respect to those completed CMRTs that identified a smelter or refiner, the Service Provider reviewed the information provided against the list of compliant or equivalent smelters and refiners published in connection with the CFSP, the LBMA's Good Delivery List and the RJC's Chain-of-Custody Certification.  39 of the smelters and refiners identified by the Suppliers were listed as compliant and 4 were listed as active by the CFSI as of April 15, 2015.

4.            For those smelters and refiners identified by a Supplier that were not listed as compliant or the equivalent by an independent third-party, the Service Provider attempted to contact the smelter or refiner to gain information about its sourcing practices and to determine the source and chain of custody of the Conflict Minerals it processed.  Internet research also was performed by it to determine whether there were any outside sources of information regarding the smelter's or refiner's sourcing practices.

5.             With respect to those Suppliers that were unable to provide information concerning the processors of Conflict Minerals in their supply chain, the Service Provider requested information on the Supplier's Tier 2 suppliers.  The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider and asked to complete the CMRT.  The Service Provider sent reminder emails to each non-responsive Tier 2 and subsequent tiers of suppliers requesting completion of the CMRT.  The Service Provider attempted to contact by phone those suppliers who remained non-responsive to the email reminders.

6.             For those Suppliers that indicated that there was no Conflict Minerals content in the products that they supplied to us, a senior executive of the Supplier was requested to certify to that determination.

7.             Our Conflict Minerals task force reported the findings of its supply chain risk assessment to our General Counsel.

8.            In addition, to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we took the actions below in respect of the 2014 compliance period:

a.            We adopted both a corporate and vendor Conflict Minerals Policy.  We communicated the applicable policy to impacted company personnel and to the Suppliers and implemented procedures to ensure that new suppliers receive and review the vendor Conflict Minerals Policy.  We posted the corporate Conflict Minerals Policy on our corporate Internet website.

b.            We educated senior management at both Macy’s and Bloomingdale’s, our merchants, our international general managers, our product development personnel and selected other internal personnel on the Conflict Minerals Rule and our compliance plan.  We did so in writing, by telephone and through in-person meetings.

c.             We furnished the Suppliers with written communications discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements.  In addition, we made available to the Suppliers free access to the multi-industry Conflict Minerals Resource Center site described earlier in this Conflict Minerals Report.

d.            We developed a program pursuant to which Suppliers are required to source metal trim components from a conflict free nominated trim supplier list.  We sponsored a trim suppliers fair to introduce this nominated trim supplier program to our merchants and explain its requirements with respect to sourcing.

e.            We revised our private brand purchase order terms and conditions and certain testing and vendor standards manuals in order to help further drive compliance by Suppliers with our vendor Conflict Minerals Policy, including a provision requiring Suppliers to acknowledge, accept and agree that all products supplied to us will be free of any Conflict Minerals sourced from mines, smelters or refiners that finance or benefit armed groups in the DRC or an adjoining country.

f.             The Service Provider requested from each Supplier that is not covered by our nominated trim supplier program a copy of that Supplier’s Conflict Minerals policy.  Seventy-three percent of the Suppliers complied with our request.  Company personnel reviewed the Supplier policies and encouraged Suppliers with Conflict Minerals policies that did not include due diligence frameworks and management systems to review the training and educational materials available to them and revise their policies and processes to better facilitate traceability of their supply chains and conflict free sourcing.

g.            The Service Provider requested an acknowledgment from each Supplier that it had reviewed our vendor Conflict Minerals Policy, understood its requirements and would comply with them.  We received affirmative acknowledgment of our Conflict Minerals Policy from 86% of the Suppliers.

h.            We provided feedback to the Service Provider on measures it could take to enhance its RCOI procedures, quality control processes and processes related to identifying and validating smelters and refiners.

i.              We published a Report on Social Responsibility, which we made publicly available on our website, that discussed our position on Conflict Minerals sourcing.

Product Information

Our in-scope products included:

1.                   apparel, that includes functional metal hardware such as zippers and other functional trim;

2.                   accessories, primarily consisting of handbags, shoes, belts and jewelry; and

3.                   home goods, primarily consisting of cookware and kitchen gadgets.

However, not all of our products in each of these categories contained Conflict Minerals or were otherwise in-scope for purposes of our compliance with the Conflict Minerals Rule.

For a broader discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended January 31, 2015. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

Identified Smelters and Refiners; Country of Origin

The Suppliers identified to us 52 smelters and refiners that may have been used to supply the Conflict Minerals contained in our in-scope products.

•      Forty-three of the identified smelters and refiners were listed as compliant by the CFSI or are in the process of acquiring such certification (i.e., active).

•      According to information provided by the Service Provider, 11 of the identified smelters and refiners may have sourced in part from mines located in the DRC and/or an adjoining country.  Ten of these 11 smelters and refiners were listed as compliant by the CFSI and one was listed as active.

The foregoing facilities are listed on Annex 1.  Annex 1 also lists possible countries of origin of the Conflict Minerals processed by certain of the smelters and refiners.  Due to our position in the supply chain, which we discuss earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information.  Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary Conflict Minerals contained in our 2014 in-scope products.

The Suppliers reported smelter and refiner information at a company level (i.e., for all of their products, not just those that they sold to us). Therefore, we were unable to conclusively determine whether any of the identified smelters or refiners were actually in our supply chain.  In addition, the smelters and refiners identified by the Suppliers may not include all of the smelters and refiners in our supply chain, since some Suppliers did not identify all or part of their smelters and refiners and because not all Suppliers responded to our inquiries.  See the notes to the table in Annex 1 for additional information concerning the data presented in the table.

For 2014, we do not have any information indicating that any of the necessary Conflict Minerals in our in-scope products were used to support conflict in the DRC or an adjoining country (i.e., the Conflict Minerals directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country).  However, we did not conclude that any of our products were "DRC conflict free."

We endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT.  For the smelters and refiners that were identified by the Suppliers, to the extent that the origin of their Conflict Minerals was not known to the Service Provider, it attempted to contact the smelter or refiner and/or consulted publicly available information to attempt to determine the mine or location of origin of the Conflict Minerals processed by the smelter or refiner.

Future Risk Mitigation Efforts

We intend to take the following additional steps to improve our due diligence measures and mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.            Continue to enhance our nominated trim supplier program, including through training of new merchants and Suppliers, and implement an escalation process for trim Suppliers not in compliance with the program.

2.            Continue to require Suppliers not covered by our nominated trim supplier program to upload copies of their Conflict Minerals policies and continue our review of the adequacy of such policies.

3.            Based on the results of our inquiries and due diligence in respect of 2014, adopt and implement a risk management plan that, among other things, addresses Supplier non-responsiveness and non-compliance.

4.            Utilize Revision 4.0 of the CMRT for our 2015 Supplier outreach.

5.            With the assistance of the Service Provider, conduct independent research on smelters and refiners that were reported to us that are not operational or may have been misidentified, and work directly with Suppliers to re-validate, improve and refine their reported information.

6.            Continue to engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to help ensure that they provide requested information for 2015.

7.            Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

8.            Continue to participate in selected industry initiatives to identify smelters and refiners in the supply chain.

9.            Request that our Tier 1 Suppliers continue to encourage uncertified smelters and refiners identified in our due diligence process to participate in a program such as the CFSP to obtain a compliant designation.

All of the foregoing steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of 2015 to the extent applicable.

ANNEX 1

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the Conflict Minerals Report of which this Annex is a part.

Smelters and Refiners

The following facilities may have been used to process the necessary Conflict Minerals in our in-scope products.  Please see the notes that accompany the table for information concerning the data in the table.

Conflict Mineral	Smelter/Refiner	Compliance Status
Gold	Asahi Pretec Corporation	Compliant
Gold	Aurubis AG	Compliant
Gold	Chimet S.p.A	Compliant
Gold	China National Gold Group Corporation	Known
Gold	Faggi S.p.A.	Known
Gold	Guangdong Jinding Gold Limited	Known
Gold	Heraeus Ltd. Hong Kong	Compliant
Gold	Heraeus Precious Metals GmbH & Co. KG	Compliant
Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	Known
Gold	Istanbul Gold Refinery	Compliant
Gold	Japan Mint	Compliant
Gold	Jiangxi Copper Company Limited	Known
Gold	LS-NIKKO Copper Inc.	Compliant
Gold	Metalor Technologies (Hong Kong) Ltd	Compliant
Gold	Metalor Technologies SA	Compliant
Gold	Metalor USA Refining Corporation	Compliant
Gold	Mitsubishi Materials Corporation	Compliant
Gold	Mitsui Mining and Smelting Co., Ltd	Compliant
Gold	Moscow Special Alloys Processing Plant	Known
Gold	Nadir Metal Rafineri San. Ve Tic A.Ş.	Compliant
Gold	Nihon Material Co., LTD	Compliant
Gold	Ohio Precious Metals, LLC	Compliant
Gold	Royal Canadian Mint	Compliant
Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	Compliant
Gold	So Accurate Group, Inc.	Known
Gold	Tanaka Kikinzoku Kogyo K.K.	Compliant
Gold	The Refinery of Shandong Gold Mining Co. Ltd	Compliant
Gold	Umicore Brasil Ltda	Compliant
Gold	Valcambi SA	Compliant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Compliant
Tantalum	Conghua Tantalum and Niobium Smeltry	Compliant
Tin	Alpha	Compliant
Tin	China Rare Metal Materials Company	Compliant
Tin	China Tin Group Co., Ltd	Active
Tin	CNMC (Guangxi) PGMA Co. Ltd	Known
Tin	Cooper Santa	Active
Tin	CV United Smelting	Compliant
Tin	Empresa Metallurgica Vinto	Compliant
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	Compliant
Tin	Malaysia Smelting Corporation (MSC)	Compliant
Tin	Melt Matais e Ligas S/A	Compliant
Tin	Metallo Chimique	Compliant
Tin	Mineração Taboca S.A.	Compliant
Tin	Minsur	Compliant
Tin	Operaciones Metalurgical S.A.	Compliant
Tin	PT Koba Tin	Known
Tin	PT Tambang Timah	Compliant
Tin	PT Timah (Persero), Tbk	Compliant
Tin	Thaisarco	Compliant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Active
Tin	Yunnan Tin Company Limited	Compliant
Tungsten	Kennametal Huntsville	Active

We note the following in connection with the information contained in the foregoing table:

a.     The table only includes entities that were listed as smelters or refiners by the CFSI, the U.S. Department of Commerce, the LBMA or the RJC.

b.    Smelter and refiner status information in the table is as of April 15, 2015 and is based solely on information made publicly available by the CFSI, LBMA or the RJC, without independent verification by us.

c.     "Compliant" means that a smelter or refiner is listed as compliant with the CFSP's assessment protocols, including through mutual recognition, or is listed as "Re-audit in process" by the CFSI.  Included smelters and refiners were not necessarily Compliant for all or part of 2014 and may not continue to be Compliant for any future period. We do not have information on the origin of the Conflict Minerals processed by any of the Compliant smelters and refiners prior to their respective compliance dates.

d.    "Active" is a CFSI designation that means that the smelter or refiner is listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry – Conflict Minerals Council.

e.    "Known" means that a smelter or refiner is listed on the CFSI Standard Smelter Names tab or the Commerce Department list, but is not listed as "Compliant" or "Active."

Country of Origin

The identified countries of origin of the Conflict Minerals processed by the smelters and refiners listed in the table above may have included the countries listed below.  The listed countries of origin are derived from information provided by Suppliers on their CMRT or through the outreach, review of information and additional research conducted by the Service Provider.

Argentina	Guyana	Myanmar	South Africa
Australia	India	Niger	South Korea
Bolivia	Indonesia	Nigeria	Spain
Brazil	Italy	Papua New Guinea	Suriname
Canada	Japan	Peru	Sweden
Chile	Kazakhstan	Philippines	Thailand
China	Laos	Portugal	Turkey
DRC-Congo (Kinshasa)	Malaysia	Russia	United Kingdom
Ethiopia	Mexico	Rwanda	United States
France	Mongolia	Saudi Arabia	Uzbekistan
Guinea	Mozambique

In addition, some of the listed smelters and refiners may have processed Conflict Minerals originating in whole or in part from recycled or scrap sources.